January 5, 2010

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Ms. Cicely LaMothe
Branch Chief

Re:	AAA Capital Energy Fund L.P.

(f/k/a Smith Barney AAA Energy Fund L.P.) (the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008

Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009

File No. 000-25921

Ladies and Gentlemen:

On behalf of this firm’s client, Ceres Managed Futures LLC (f/k/a Citigroup Managed Futures LLC), the general partner of the Partnership (the “General Partner”), I am submitting this letter to provide the General Partner’s response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated December 23, 2009 (the “Letter”) to Mr. Jerry Pascucci, President and Director of the General Partner, to the Partnership’s Form 10-K for the fiscal year ended December 31, 2008 that was filed with the Commission on March 31, 2009 (the “2008 Form 10-K”) and the Partnership’s Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 that were filed with the Commission on May 15, 2009, August 14, 2009 and November 16, 2009, respectively.

Form 10-K

Statements of Income and Expenses, page F-8

1.

Please refer to note 3.b. on page F-14. Please tell us how you determined that your allocation to your Special Limited Partner was a capital transaction rather than an expense paid to the advisor. Explain to us why you have presented this item separately from management fees.

Ms. Cicely LaMothe

January 5, 2010

Further, explain to us how you determined that it is appropriate to present net income before and after allocation to Special Limited Partner. Please tell us the authoritative accounting literature that you relied upon for this presentation.

The Statements of Income and Expenses present the profit share allocation to the Special Limited Partner as a capital transaction, rather than an expense, and as a separate line item in accordance with CFTC Rule 4.22(e), as interpreted in CFTC Interpretative Letter No. 94-3. Pursuant to recent CFTC rule amendments1, effective December 9, 2009, the substantive provisions of that interpretive letter are now included in CFTC Rule 4.22(e). Further, net income was presented in the Statements of Income and Expenses both before and after the profit share allocation to the Special Limited Partner in accordance with the guidance provided in CFTC Interpretative Letter No. 94-3.

CFTC Rule 4.22(e) states that the Statements of Income and Loss “must itemize... management fees, advisory fees, incentive fees ... during the pool’s fiscal year.” CFTC Interpretative Letter No. 94-3 states that special allocations of investment partnership equity must be “1) recognized in the financial statements in the same period as the net income, interest income or other basis of computation; 2) classified in the financial statements as either: a) an expense in the partnership’s statement of income; or, b) a special allocation of net income, which is deducted in [the statement of income] in arriving at [net income available for pro-rata distribution]; 3) separately reported in the statement of partnership equity, in addition to the pro-rata allocations of net income, as to each class of partnership interest; and, 4) deducted in the computation of net performance and related rate-of-return information, i.e., the past performance of the partnership and its [general partner] must be based upon net income available for pro-rata distribution.”

Pursuant to the limited partnership agreement of the Partnership, the Special Limited Partner receives a quarterly profit share allocation to its capital account in the form of additional units of limited partnership interest (i.e., a distribution of Partnership capital). The allocation to the Special Limited Partner is therefore appropriately characterized as a capital transaction rather than an expense, as permitted by CFTC Interpretive Letter No. 94-3.

In addition, the General Partner, in accordance with  CFTC Rule 4.22(e) and CFTC Interpretative Letter No 94-3, has presented the profit share allocation of the Special Limited Partner as a separate line item from management fees, and has presented net income both before and after the profit share allocation to the Special Limited Partner.

* * * *

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[1]	Commodity Pool Operator Periodic Account Statements and Annual Financial reports, 74 Fed. Reg. 57585-57593 (November 9, 2009).

Ms. Cicely LaMothe

January 5, 2010

A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727 or Penn Stabler of this office at (212) 728-8670.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:	Jennifer Magro

Gabriel Acri

Lisa Eskenazi

J. Penn Stabler